                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



(Mark One)

  [x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

 For the Fiscal year ended December 30, 1993


                                       OR


   [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

 For the transition period from                to

 Commission file number       1-4957

                           PROFIT SHARING, INVESTMENT
                             AND PAY DEFERRAL PLAN
                           OF NALCO CHEMICAL COMPANY

                             NALCO CHEMICAL COMPANY
                                One Nalco Center
                       Naperville, Illinois   60563-1198

             (Issuer and address of principal executive offices)

                                   SIGNATURES



        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        PROFIT SHAREING, PAY DEFERRAL
                                        AND INVESTMENT PLAN OF
                                        NALCO CHEMICAL COMPANY



                                        BY     /J. F. LAMBE/
                                        Member, Employee Benefit Plan
                                        Administration Committee


Dated:   June 24, 1994

  NALCO CHEMICAL COMPANY
PROFIT SHARING, INVESTMENT
  AND PAY DEFERRAL PLAN

  FINANCIAL STATEMENTS
     AND SCHEDULES

DECEMBER 30, 1993 AND 1992

                     NALCO CHEMICAL COMPANY PROFIT SHARING,
                        INVESTMENT AND PAY DEFERRAL PLAN

                              FINANCIAL STATEMENTS
                                 AND SCHEDULES


                                     INDEX



                                                                                                         Page
                                                                                                         ----
Report of Independent Accountants                                                                          1

Statement of Net Assets Available for Plan Benefits                                                        2

Statement of Changes in Net Assets Available for
 Plan Benefits                                                                                             3

Notes to Financial Statements                                                                            4-7


Supplementary Schedules

     Assets Held for Investment                                                                   Schedule I

     Reportable Transactions                                                                     Schedule II


Note:      All other schedules have been omitted because
             they are not applicable

[Price Waterhouse Logo]



                       Report of Independent Accountants

March 21, 1994

To the Employee Benefit Plan
 Administration Committee of
 Nalco Chemical Company


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of The Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan (Plan) at December 30, 1993, and the changes in its financial status for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan for the year ended December 30, 1992 were audited by other independent accountants whose report dated March 5, 1993 expressed an unqualified opinion on those statements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 21, 1994
To the Employee Benefit Plan                            [Logo]
 Administration Committee of
 Nalco Chemical Company
Page 2




As discussed in Note 3, the Plan changed its method of accounting for obligations for benefit payments to employees to comply with recently issued guidance for accounting and disclosure by employee benefit plans.




/s/ Price Waterhouse

                             NALCO CHEMICAL COMPANY
                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 30, 1993 AND 1992


                                                                          1993                    1992
                                                                          ----                    ----
Investments, at fair value):
    Nalco Chemical Company
     common stock                                                     $138,860,667            $146,050,958
    Mutual funds                                                        34,896,122              10,070,334
    Group annuity contact deposits
     at contract value                                                  75,994,069              91,103,787
    Bank commingled mutual funds                                         6,057,233                    -
    Collective short-term investment
     funds                                                              20,621,547              17,486,890
                                                                      ------------            ------------
                                                                       276,429,638             264,711,969
Loans receivable from participants                                       4,002,790                  -
Due from Nalco Chemical Company
 Employee Stock Ownership Plan                                              25,001                  57,863
Accrued income receivable                                                  511,197                   5,001
                                                                      ------------            ------------
         Net assets available
          for plan benefits                                           $280,968,626            $264,774,833
                                                                      ============            ============





                  The accompanying notes are an integral part
                         of these financial statements.

                             NALCO CHEMICAL COMPANY
                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 30, 1993 AND 1992


                                                                          1993                    1992
                                                                          ----                    ----
Sources of net assets:
    Contributions by employees                                        $ 11,020,712            $ 10,334,236
    Dividend income                                                      3,795,392               3,884,736
    Interest income                                                      7,200,983               8,296,165
    Transfers from Nalco Chemical
     Company Employee Stock
     Ownership Plan                                                        261,788                 349,696
    Net realized/unrealized
     appreciation (depreciation)
     of investments                                                      8,776,111             (17,716,273)
                                                                      ------------            ------------
             Total sources of net assets                                31,054,986               5,148,560

Applications of net assets:
    Withdrawals by participants                                         14,861,193              22,181,248
                                                                      ------------            ------------
Increase (decrease) in net assets
 available for plan benefits                                            16,193,793             (17,032,688)

Net assets available for plan
 benefits at beginning of year                                         264,774,833             281,807,521
                                                                      ------------            ------------
Net assets available for plan
 benefits at end of year                                              $280,968,626            $264,774,833
                                                                      ============            ============





                  The accompanying notes are an integral part
                         of these financial statements.

                             NALCO CHEMICAL COMPANY
                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 30, 1993 AND 1992


NOTE 1 - DESCRIPTION OF THE PLAN:

The Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan (the Plan) is a voluntary contribution, individual account plan, which covers substantially all Nalco Chemical Company (Company) employees. No service requirement exists before an employee is eligible to participate in the Plan. The Company does not contribute to the Plan. The Plan also accepts transfers of Company common stock and cash from the Employee Stock Ownership Plan for retirees.

Beginning in 1993, the Plan expanded to include seven investment alternatives: the Nalco Stock Fund, the U.S. Government Money Market Fund, the Stable Capital Fund, the Bond Index Fund, the Balanced Fund, the Growth and Income Fund, and the Equity Index Fund. A participant who has attained the age of 50 can transfer once per calendar year a minimum of 1% of his balance from the Nalco Stock Fund to any of the other funds in the Plan. The maximum allowable transfer is determined by the Employee Benefit Plan Administration Committee (EBPAC). Participants electing to make tax-deferred contributions through cash or salary deductions have the option of investing these contributions in a combination of any of the funds. Participants can transfer assets acquired with their individual funds at their discretion.

A participant can also make contributions which are not tax-deferred through payroll deductions or a lump-sum investment. All participant contributions vest immediately, and participants are entitled to their entire account balance upon retirement, termination, disability, or death as a lump-sum payment (or in semi-annual stock installments for shares in the Nalco Stock Fund).

Effective June 1, 1993, participants are allowed to borrow from the Plan, provided the amount does not exceed the lesser of one-half the vested Plan balance of the participant, or $50,000. The length of the loan is decided by the employee, subject to certain governmental restrictions, and the interest charged is determined by the Committee and communicated to the participants in writing.

At December 30, 1993, employees participating in the Plan had invested in the available funds as follows (some have investments in more than one fund):

                                                                              1993                    1992
                                                                              ----                    ----
         Total employees participating                                       3,920                   3,584

         Nalco Stock Fund                                                    3,344                   3,381
         U.S. Government Money Market Fund                                     172                     -
         Stable Capital Fund                                                 2,479                   2,742
         Bond Index Fund                                                       321                     -
         Balanced Fund                                                         601                     -
         Growth and Income Fund                                              1,851                     -
         Equity Index Fund                                                     530                     -
         Equity Income Fund                                                    -                     1,344

The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, the Trust will continue until all of the funds held by the Trustee have been distributed to the participants or their beneficiaries. Such distribution will be made in accordance with the provisions of the Plan in effect on the date of its termination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY:

Valuation of Investments

All investments, except for group annuity contract deposits, are valued by the Trustee based on the closing market value on the last business day of the plan year. The group annuity contract deposits are stated at contract value and represent contributions made under the contracts plus interest at the contract rate. The insurance companies are contractually liable for the contract value provided the investment remains with the insurance company.

NOTE 3 - CHANGE IN ACCOUNTING:

During 1993, the Plan changed its method of accounting for obligations for benefit payments to employees to comply with recently issued guidance for accounting and disclosure by employee benefit plans. Under this accounting method, participant distributions payable at year-end are not presented as liabilities in the statement of net assets available for plan benefits nor as benefit payments in the statement of changes in net assets available for plan benefits.

At December 30, 1993 and 1992, distributions payable to former participants were as follows:

                                                                           1993                  1992
                                                                           ----                  ----
      Nalco Stock Fund                                                   $20,013,027            $24,316,558
      U.S. Government Money Market Fund                                      183,209                   -
      Stable Capital Fund                                                 44,972,972             47,870,568
      Bond Index Fund                                                        981,599                   -
      Balanced Fund                                                        2,254,087                   -
      Growth and Income Fund                                               5,100,120                   -
      Equity Index Fund                                                      452,918                   -
      Equity Income Fund                                                        -                   989,381
                                                                         -----------            -----------
                                                                         $73,957,932            $73,176,507
                                                                         ===========            ===========


NOTE 4 - PLAN AMENDMENTS:

During fiscal 1993, the Plan was amended to provide for participant loans and to change the Plan's fiscal year to end on December 31, effective December 31, 1993.

NOTE 5 - INVESTMENTS:

The cost of investments and number of shares or units held at December 30, 1993 and 1992 were as follows:

                                                        1993                              1992
                                            --------------------------          -------------------------
                                            Shares or                            Shares or
                                              Units             Cost              Units            Cost
                                            --------------------------          -------------------------
Nalco Chemical Company
 common stock                                3,766,391       $ 53,878,891       4,130,283        $ 58,077,275
American Balanced Fund                         529,287          6,815,032                                -
Dreyfus Government Money
 Market Instruments                            918,636            918,636                                -
Fidelity Investments -
  Hartford Annuity
   Contract deposit                         10,060,505         10,060,505            -                   -
  Life of Georgia
   Contract deposit                          5,032,242          5,032,242            -                   -
  Sun Life America Contract
   deposit                                   5,037,115          5,037,115            -                   -
  Fidelity Equity Income
   Fund                                          -                   -            347,133           8,902,642
John Hancock Mutual Life
 Insurance Company Group
 Annuity Contract deposits                       -             25,529,090            -             50,955,836
Neuberger & Berman
 Guardian Fund                               1,429,014         25,688,136                                -
The Prudential Asset
 Manager Group Annuity
 Contract deposits                               -             17,281,616            -             16,121,458
State Mutual Life Assurance
 Company Group Annuity
 Contract deposits                               -             13,053,501            -             24,026,493
Wells Fargo Equity
 Index Fund                                    305,656          3,379,002            -                   -
Wells Fargo Govt./Corp.
 Bond Index Fund                               242,053          2,516,521            -                   -
The Northern Trust Company
 Collective Short-Term
 Extendable Fund                                  -                  -               -             16,590,842
The Northern Trust Company
 Collective Short-Term
 Investment Fund                                  -            20,621,547            -                453,455
                                                             ------------                        ------------
            Total                                            $189,811,834                        $175,128,001
                                                             ============                        ============

Individual investments that represent 5% more of the fair value of net assets available for plan benefits at December 30, 1993 are as follows:

                                                                                                   Fair or
                                                            Shares or                             Contract
                                                             Units               Cost               Value
                                                          --------------------------------------------------
Nalco Chemical Company common stock                         3,766,391        $53,878,891        $138,860,667
John Hancock Mutual Life Insurance
 Company Group Annuity Contract -
 GAC 5588                                                                     18,961,928          18,961,928
The Prudential Asset Management
 Group Annuity Contract -
 GAC 5989-213                                                                 17,281,616          17,281,616
State Mutual Life Assurance Company
 Group Annuity Contract - GAC 91636A                                          13,053,501          13,053,501
Neuberger & Berman Commingled
 Guardian Fund                                                                25,688,136          27,308,466
The Northern Trust Company Collective
 Short-Term Investment Fund                                                   20,621,547          20,621,547

NOTE 6 - TRANSACTIONS WITH RELATED PARTY:

Certain expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services.

NOTE 7 - INCOME TAX STATUS:

The Internal Revenue Service issued a letter of determination dated March 20, 1989 stating the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and is, therefore, exempt from federal income taxation under section 501(a) of the Code. Participants are not subject to federal income tax until amounts are distributed to them.

NOTE 8 - STATEMENTS OF NET ASSETS:

The statements of net assets available for plan benefits by fund as of December 30, 1993 and 1992, respectively, are as follows:

                             NALCO CHEMICAL COMPANY

                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                            AS OF DECEMBER 30, 1993

                                      Nalco         U.S. Govt       Stable          Bond                      Growth &       Equity
                                      Stock         Money Mkt       Capital        Index        Balanced       Income         Index
                                      Fund           Fund            Fund           Fund          Fund          Fund          Fund
                                      ----           ----            ----           ----          ----          ----          ----
  Investments, at fair value:
     Nalco Chemical Company
        common stock             $138,860,667
     Mutual funds                                  $918,636                                    $6,669,020   $27,308,466
     Group annuity contract
      deposits at contract value                                 $75,994,069
     Bank commingled mutual funds                                               $2,539,134                               $3,518,099
     Collective short-term
       investment fund              1,987,527                     18,376,386
                                 ------------      --------      -----------    ----------     ----------   -----------  ----------
                                  140,848,194       918,636       94,370,455     2,539,134      6,669,020    27,308,466   3,518,099
  Loans receivable from
    participants
  Due from Nalco Chemical
   Company Employee Stock
   Ownership Plan                      25,001
  Accrued income receivable             4,797         1,809          504,591
                                 ------------      --------      -----------    ----------     ----------   -----------  ----------
         Net assets available
         for plan benefits       $140,877,992      $920,445      $94,875,046    $2,539,134     $6,669,020   $27,308,466  $3,518,099
                                 ============      ========      ===========    ==========     ==========   ===========  ==========


                                                 Loan             Sub            Clearing
                                               Account           Total           Accounts          Total
                                               -------           -----           --------          ------
    Investments, at fair value:
      Nalco Chemical Company
        common stock                                          $138,860,667                       $138,860,667
      Mutual funds                                              34,896,122                         34,896,122
      Group annuity contract
       deposits at contract value                               75,994,069                         75,994,069
      Bank commingled mutual funds                               6,057,233                          6,057,233
      Collective short-term
       investment fund                                          20,363,913        $257,634         20,621,547
                                                                ----------        --------       ------------
                                                               276,172,004         257,634        276,429,638
     Loans receivable from
       participants                         $  4,002,790         4,002,790                          4,002,790
     Due from Nalco Chemical
       Company Employee Stock
       Ownership Plan                                               25,001                             25,001
     Accrued income receivable                                     511,197                            511,197
                                            ------------           -------        --------       ------------
           Net assets available
           for plan benefits                $  4,002,790      $280,710,992        $257,634       $280,968,626
                                            ============      ============        ========       ============

                             NALCO CHEMICAL COMPANY

                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                            AS OF DECEMBER 30, 1992




                                                         Nalco           Fixed            Equity
                                                       Stock Fund     Income Fund       Income Fund         Total
                                                       ----------     -----------       -----------       ----------
Investments, at fair value:
  Nalco Chemical Company common stock                 $146,050,958     $     -           $     -          $146,050,958
  Mutual funds                                                -              -             10,070,334       10,070,334
  Group annuity contract deposits at
    contract value                                            -          91,103,787             -           91,103,787
  Collective short-term investment funds                   251,488       17,116,095           119,307       17,486,890
                                                       ------------     ------------       -----------     ------------
                                                       146,302,446      108,219,882        10,189,641      264,711,969
Due from Nalco Chemical Company Employee
 Stock Ownership Plan                                        57,863              -                  -           57,863
Accrued income receivable                                     3,887             831               283            5,001
                                                       ------------    ------------      ------------     ------------
    Net assets available for plan benefits             $146,364,196    $108,220,713      $ 10,189,924     $264,774,833
                                                       ============    ============      ============     ============

NOTE 9 - STATEMENTS OF CHANGES IN NET ASSETS:

The statements of changes in net assets available for benefits by fund for the years ended December 30, 1993 and 1992, respectively, are as follows:

                             NALCO CHEMICAL COMPANY

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                               DECEMBER 30, 1993

                               Nalco            Equity        U.S. Govt        Stable
                               Stock            Income          Money          Capital
                               Fund             Fund           Market          Fund
                               ----             ----           ------          ----
Sources of net assets:
  Contributions by
   employees                   $ 1,142,433      $      -        $  112,906     $ 6,985,405
  Dividend income                3,498,240           93,085
  Interest income                   90,826              797         10,910       7,003,680
  Transfers from Nalco
   Chemical Company
   Employee Stock
   Ownership Plan                  261,788
  Net transfers authorized
   by participants              (8,342,487)     (11,137,431)       890,113     (17,442,513)
                                            -
  Net realized/unrealized
   appreciation
   (depreciation) of
   investments                   5,563,851        1,011,386                        310,815
                                 ---------        ---------       --------       ---------
    Total sources of net
     assets                      2,214,651      (10,032,163)     1,013,929      (3,142,613)
Applications of net
 assets:
  Withdrawals by
   participants                  7,700,855          157,761         93,484      10,203,054
                                 ---------       ----------       --------     -----------
Increase (decrease)
 in net assets
 available for plan
 benefits                       (5,486,204)     (10,189,924)       920,445     (13,345,667)

Net assets available for
 plan benefits at
 beginning of year             146,364,196        10,189,924                   108,220,713
                              ------------      ------------     ---------     -----------
Net assets available for
 plan benefits at
 end of year                  $140,877,992       $         -    $  920,445     $94,875,046
                              ============       ===========    ==========     ===========

                           Bond                     Growth &    Equity
                           Index       Balanced     Income      Index       Loan        Sub-              Clearing
                           Fund        Fund         Fund         Fund       Account     Total             Accounts    Total
                           ----        ----         ----         ----       -------      -----            --------    -----
Sources of net assets
  Contributions by
   employees               $  106,929  $  310,094  $ 2,056,640  $  306,305  $       -      $11,020,712     $    -     $ 11,020,712
  Dividend income                         108,071       95,996                               3,795,392                   3,795,392
  Interest income                                                                90,978      7,197,191         3,792     7,200,983
  Transfers from Nalc
   Chemical Company
   Employee Stock
   Ownership Plan                                                                              261,788                     261,788
  Net transfers authorized
   by participants          2,427,049   6,321,759   24,557,675   3,250,364     (524,529)          -

  Net realized/unrealized
   appreciation
   (depreciation) of
   investments                 29,001      81,709    1,632,513     146,836                   8,776,111                   8,776,111
    Total sources of       ----------   ---------   ----------   ---------    ---------     ----------        ------    ----------
     assets                 2,562,979   6,821,633   28,342,824   3,703,505     (433,551)    31,051,194         3,792    31,054,986
Applications of net
 assets:
  Withdrawals by
   participants                23,845     152,613    1,034,358     185,406   (4,436,341)    15,115,035      (253,842)   14,861,193
                           ----------   ----------  -----------  ----------    ----------   -----------   ------------   ---------
Increase (decrease)
 in net assets
 available for plan
 benefits                   2,539,134   6,669,020   27,308,466   3,518,099    4,002,790     15,936,159       257,634    16,193,793

Net assets available
 plan benefits at
 beginning of year                                                                         264,774,833                 264,774,833
                             -------  ----------   -----------  ----------   ----------    ------------     --------- -------------
Net assets available
 plan benefits at
 end of year               $2,539,134  $6,669,020  $27,308,466  $3,518,099   $4,002,790   $280,710,992      $257,634  $280,968,626
                           ==========  ==========  ===========  ==========   ==========    ===========     =========  ============

                             NALCO CHEMICAL COMPANY

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                            AS OF DECEMBER 30, 1992

                                                          Nalco           Fixed            Equity
                                                        Stock Fund     Income Fund       Income Fund       Total
                                                        ----------     -----------       -----------       -----
Sources of net assets:
  Contributions by employees                          $  1,138,209   $  7,651,727      $ 1,544,300       $ 10,334,236
  Dividend income                                        3,529,930              -          354,806          3,884,736
  Interest income                                           30,551      8,263,772            1,842          8,296,165
  Transfers from Nalco Chemical Company Employee
    Stock Ownership Plan                                   349,696             -                 -            349,696
  Net transfers authorized by participants              (2,630,105)     2,568,224           61,881                  -
  Net realized/unrealized appreciation
    (depreciation) of investments                      (19,058,542)       448,435          893,834        (17,716,273)
                                                      ------------    -----------      -----------       ------------
    Total sources of net assets                        (16,640,261)    18,932,158        2,856,663          5,148,560
Applications of net assets:
  Withdrawals by participants                           10,083,238     11,507,982          590,028         22,181,248
                                                      ------------   ------------      -----------       ------------
Increase (decrease) in net assets available
 for plan benefits                                     (26,723,499)     7,424,176        2,266,635        (17,032,688)

Net assets available for plan benefits at
 beginning of year                                     173,087,695    100,796,537        7,923,289        281,807,521
                                                      ------------   ------------    -------------       ------------
Net assets available for plan benefits at
 end of year                                          $146,364,196   $108,220,713      $10,189,924       $264,774,833
                                                      ============   ============    =============       ============

                                                                      SCHEDULE I

                     NALCO CHEMICAL COMPANY PROFIT SHARING
                        INVESTMENT AND PAY DEFERRAL PLAN

                           ASSETS HELD FOR INVESTMENT

                            AS OF DECEMBER 30, 1993



                                                                                                          Fair or
                                                                                                         Contract
Identity of Issuer                           Description of Investment                   Cost              Value
- - - - - ------------------                           -------------------------                   ----              -----
Nalco Chemical Company                     3,766,391 shares of common stock          $ 53,878,891      $138,860,667

John Hancock Mutual Life Insurance
 Company                                   Group annuity contract deposit              25,529,090        25,529,090

The Prudential Asset Management Group      Group annuity contract deposit              17,281,616        17,281,616

State Mutual Life Assurance Company        Group annuity contract deposit              13,053,501        13,053,501

Fidelity Investments
  Hartford                                 Group annuity contract deposit              10,060,505        10,060,505
  Life of Georgia                          Group annuity contract deposit               5,032,242         5,032,242
  Sun Life America                         Group annuity contract deposit               5,037,115         5,037,115

American                                   American Balanced Fund -
                                            529,287 shares                              6,815,032         6,669,020

Dreyfus                                    U.S. Government Money Market Fund              918,636           918,636

Neuberger & Berman                         Guardian Fund 1,429,014 shares              25,688,136        27,308,466

Wells Fargo                                Wells Fargo Equity Index Fund
                                            305,655 shares                              3,379,002         3,518,099
                                           Wells Fargo Bond Index Fund
                                            242,053 shares                              2,516,521         2,539,134

The Northern Trust Company                 Collective short-term investment fund       20,621,547        20,621,547
                                                                                     ------------      ------------

                                                                                     $189,811,834      $276,429,638
                                                                                     ============      ============

                                                                     SCHEDULE 11


                            MALCO CHEMICAL COMPANY
               PROFIT SHARING INVESTMENT AND PAY DEFERRAL PLAN

                           REPORTABLE TRANSACTIONS

                         YEAR ENDED DECEMBER 30, 1993


                                                                                     Expenses                 Value of
                                                                                     Incurred                 Asset on
                                                       Purchase                        With      Cost of    Transaction    Net Gain
Identity of Party Involved    Description of Asset      Price      Selling Price    Transaction   Asset        Date         (Loss)
- - - - - --------------------------    --------------------     -------     -------------    -----------  -------   ------------    --------
Category (iii) - A series of security transactions in excess of 5% of the current value of plan assets
- - - - - ------------------------------------------------------------------------------------------------------
The Northern                Collective Short-Term
 Trust Company                 Investment Fund:      $87,362,174   $        --     $        --   $87,362,174  $87,362,174  $      --
                                221 purchases                 --   $67,830,539     $        --   $67,830,539  $67,830,539  $      --
                                370 sales

The Northern                Collective Short-Term
 Trust Company                Extendeable Fund
                                 11 sales                     --   $19,224,186              --   $18,464,409  $19,224,186  $ 759,777

John Hancock                Group Annuity Contracts
 Mutual Life                      4 sales                     --   $28,580,225              --   $28,580,225  $28,580,225         --
 Insurance Company

Fidelity Investments        Group Annuity Contracts
                               12 purchases          $20,187,151            --              --  $20,187,151   $20,187,151         --

Neuberger & Berman           Guardian Commingled
                            Mutual Fund - Guardian
                                 Fund Inc.
                              137 purchases          $26,094,422            --              --  $26,094,422   $26,094,422         --

There were no reporatble category (i), (ii), or (iv) transactions for the year ended December 30, 1993.

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-8 (Number 2-97131) of our report dated January 25, 1994, except Note 17, which is as of February 3, 1994, which appears on page 16 of the 1993 Annual Report to Shareholders of Nalco Chemical Company, which is incorporated by reference in Nalco Chemical Company's Annual Report on Form 10-K for the year ended December 31, 1993. We also consent to the incorporation by reference of our report on the Financial Statement Schedules, which appears on page 9 of such Annual Report on Form 10-K. We also consent to the incorporation by reference in the Registration Statement of our report dated March 21, 1994 appearing on pages 2-3 of the Annual Report of the Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan on Form 11-K for the year ended December 30, 1993.





Price Waterhouse


Chicago, Illinois
June 24, 1994

                        CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-97131) pertaining to the Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan and in the related Prospectus of our report dated March 5, 1993, with respect to the financial statements of the Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan as of December 31, 1992 and for the year then ended included in this Annual Report on Form 11-K for the year ended December 31, 1993.





                                                   Ernst & Young



Chicago, Illinois
June 24, 1994

                                                                 [Logo]



                            NALCO CHEMICAL COMPANY
                          PROFIT SHARING, INVESTMENT
                            AND PAY DEFERRAL PLAN

                             FINANCIAL STATEMENTS
                                AND SCHEDULES

                      DECEMBER 31 AND DECEMBER 30, 1993

                     NALCO CHEMICAL COMPANY PROFIT SHARING,
                        INVESTMENT AND PAY DEFERRAL PLAN

                              FINANCIAL STATEMENTS
                                 AND SCHEDULES


                                     INDEX



                                                                                                          Page
                                                                                                          ----
Report of Independent Accountants                                                                          1

Statement of Net Assets Available for Plan Benefits                                                        2

Statement of Changes in Net Assets Available for
 Plan Benefits                                                                                             3

Notes to Financial Statements                                                                            4-7


Supplementary Schedules

     Assets Held for Investment                                                                   Schedule I


Note:      All other schedules have been omitted because
              they are not applicable

[Price Waterhouse Logo]


                       Report of Independent Accountants

March 21, 1994

To the Employee Benefit Plan
 Administration Committee of
 Nalco Chemical Company


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of The Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan (Plan) at December 31 and December 30, 1993, and the changes in its financial status for the one day and year then ended, respectively, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                             NALCO CHEMICAL COMPANY
                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       DECEMBER 31 AND DECEMBER 30, 1993


                                                                      December 31,            December 30,
                                                                          1993                    1993
                                                                          ----                    ----
Investments, at fair value:
    Nalco Chemical Company
     common stock                                                     $141,214,238            $138,860,667
    Mutual funds                                                        35,103,703              34,896,122
    Group annuity contact deposits
     at contract value                                                  76,469,443              75,994,069
    Bank commingled mutual funds                                         6,027,882               6,057,233
    Collective short-term investment
     funds                                                              20,484,915              20,621,547
                                                                      ------------            ------------
                                                                       279,300,181             276,429,638
Loans receivable from participants                                       4,031,790               4,002,790
Due from Nalco Chemical Company
 Employee Stock Ownership Plan                                              25,425                  25,001
Accrued income receivable                                                   55,153                 511,197
                                                                      ------------            ------------
         Net assets available
          for plan benefits                                           $283,412,549            $280,968,626
                                                                      ============            ============





                  The accompanying notes are an integral part
                         of these financial statements.

                             NALCO CHEMICAL COMPANY
                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  FOR THE ONE DAY ENDED DECEMBER 31, 1993 AND
                        THE YEAR ENDED DECEMBER 30, 1993


                                                                      December 31,            December 30,
                                                                          1993                    1993
                                                                          ----                    ----
Sources of net assets:
    Contributions by employees                                        $     21,414            $ 11,020,712
    Dividend income                                                        215,562               3,795,392
    Interest income                                                         18,693               7,200,983
    Transfers from Nalco Chemical
     Company Employee Stock
     Ownership Plan                                                           -                    261,788
    Net realized/unrealized
     appreciation (depreciation)
     of investments                                                      2,159,255               8,776,111
                                                                      ------------            ------------
             Total sources of net assets                                 2,414,924              31,054,986

Applications of net assets:
    Withdrawals by participants (net)                                      (28,999)             14,861,193
                                                                      ------------            ------------
Increase (decrease) in net assets
 available for plan benefits                                             2,443,923              16,193,793

Net assets available for plan
 benefits at beginning of period                                       280,968,626             264,774,833
                                                                      ------------            ------------
Net assets available for plan
 benefits at end of period                                            $283,412,549            $280,968,626
                                                                      ============            ============





                  The accompanying notes are an integral part
                         of these financial statements.

                             NALCO CHEMICAL COMPANY
                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

                         NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1993 AND DECEMBER 30, 1993


NOTE 1 - DESCRIPTION OF THE PLAN:

The Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan (the Plan) is a voluntary contribution, individual account plan, which covers substantially all Nalco Chemical Company (Company) employees. No service requirement exists before an employee is eligible to participate in the Plan. The Company does not contribute to the Plan. The Plan also accepts transfers of Company common stock and cash from the Employee Stock Ownership Plan for retirees.

Beginning in 1993, the Plan expanded to include seven investment alternatives: the Nalco Stock Fund, the U.S. Government Money Market Fund, the Stable Capital Fund, the Bond Index Fund, the Balanced Fund, the Growth and Income Fund, and the Equity Index Fund. A participant who has attained the age of 50 can transfer once per calendar year a minimum of 1% of his balance from the Nalco Stock Fund to any of the other funds in the Plan. The maximum allowable transfer is determined by the Employee Benefit Plan Administration Committee (EBPAC). Participants electing to make tax-deferred contributions through cash or salary deductions have the option of investing these contributions in a combination of any of the funds. Participants can transfer assets acquired with their individual funds at their discretion.

A participant can also make contributions which are not tax-deferred through payroll deductions or a lump-sum investment. All participant contributions vest immediately, and participants are entitled to their entire account balance upon retirement, termination, disability, or death as a lump-sum payment (or in semi-annual stock installments for shares in the Nalco Stock Fund).

Effective June 1, 1993, participants are allowed to borrow from the Plan, provided the amount does not exceed the lesser of one-half the vested Plan balance of the participant, or $50,000. The length of the loan is decided by the employee, subject to certain governmental restrictions, and the interest charged is determined by the Committee and communicated to the participants in writing.

At December 31, 1993, employees participating in the Plan had invested in the available funds as follows (some have investments in more than one fund):

                                                                                   1993
                                                                                   ----
         Total employees participating                                             3,920

         Nalco Stock Fund                                                          3,334
         U.S. Government Money Market Fund                                           172
         Stable Capital Fund                                                       2,479
         Bond Index Fund                                                             321
         Balanced Fund                                                               601
         Growth and Income Fund                                                    1,851
         Equity Index Fund                                                           530

The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, the Trust will continue until all of the funds held by the Trustee have been distributed to the participants or their beneficiaries. Such distribution will be made in accordance with the provisions of the Plan in effect on the date of its termination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Valuation of Investments

All investments, except for group annuity contract deposits, are valued by the Trustee based on the closing market value on the last business day of the plan year. The group annuity contract deposits are stated at contract value and represent contributions made under the contracts plus interest at the contract rate. The insurance companies are contractually liable for the contract value provided the investment remains with the insurance company.

Amounts Due Participants:

At December 31, 1993 and December 30, 1993, distributions payable to former participants were as follows:

                                                                        December 31,          December 30,
                                                                           1993                  1993
                                                                           ----                  ----
      Nalco Stock Fund                                                   $20,031,733            $20,013,027
      U.S. Government Money Market Fund                                      181,659                183,209
      Stable Capital Fund                                                 45,013,634             44,972,972
      Bond Index Fund                                                        980,664                981,599
      Balanced Fund                                                        2,252,805              2,254,087
      Growth and Income Fund                                               5,103,016              5,100,120
      Equity Index Fund                                                      450,046                452,918
                                                                         -----------            -----------
                                                                         $74,013,557            $73,957,932
                                                                         ===========            ===========

NOTE 3 - PLAN AMENDMENTS:

During fiscal 1993, the Plan was amended to provide for participant loans and to change the Plan's fiscal year to end on December 31, effective December 31, 1993.

NOTE 4 - INVESTMENTS:

The cost of investments and number of shares or units held at December 31, 1993 and December 30, 1993 were as follows:

                                                 December 31, 1993                   December 30, 1993
                                             ------------------------            --------------------------
                                             Shares or                           Shares or
                                              Units            Cost               Units              Cost
                                            ------------------------            ---------------------------
Nalco Chemical Company
 common stock                                3,766,391       $ 53,878,891       3,766,391        $ 53,878,891
American Balanced Fund                         530,206          6,826,613         529,287           6,815,032
Dreyfus Government Money
 Market Instruments                            918,846            918,846         918,636             918,636
Fidelity Investments -
  Hartford Annuity
   Contract deposit                         10,092,262         10,092,262      10,060,505          10,060,505
  Life of Georgia
   Contract deposit                          5,047,091          5,047,091       5,032,242           5,032,242
  Sun Life America Contract
   deposit                                   5,055,776          5,055,776       5,037,115           5,037,115
John Hancock Mutual Life
 Insurance Company Group
 Annuity Contract deposits                        -            25,726,368           -              25,529,090
Neuberger & Berman
 Guardian Fund                               1,479,579         26,632,744       1,429,014          25,688,136
The Prudential Asset
 Manager Group Annuity
 Contract deposits                                -            17,393,441           -              17,281,616
State Mutual Life Assurance
 Company Group Annuity
 Contract deposits                                -            13,154,505           -              13,053,501
Wells Fargo Equity
 Index Fund                                    305,743          3,380,002         305,656           3,379,002
Wells Fargo Govt./Corp.
 Bond Index Fund                               241,138          2,507,011         242,053           2,516,521
The Northern Trust Company
 Collective Short-Term
 Investment Fund                                  -            20,484,915            -             20,621,547
                                                             ------------                        ------------
            Total                                            $191,098,465                        $189,811,834
                                                             ============                        ============

Individual investments that represent 5% more of the fair value of net assets available for plan benefits at December 31, 1993 are as follows:

                                                                                                 Fair or
                                                           Shares or                             Contract
                                                            Units               Cost               Value
                                                           --------------------------------------------------
Nalco Chemical Company common stock                         3,766,391        $53,878,891        $141,239,663
John Hancock Mutual Life Insurance
 Company Group Annuity Contract -
 GAC 5588                                                                     19,108,649          19,108,649
The Prudential Asset Management
 Group Annuity Contract -
 GAC 5989-213                                                                 17,393,441          17,393,441
State Mutual Life Assurance Company
 Group Annuity Contract - GAC 91636A                                          13,154,505          13,154,505
Neuberger & Berman Commingled
 Guardian Fund                                                                26,632,744          27,520,162
The Northern Trust Company Collective
 Short-Term Investment Fund                                                   20,484,915          20,484,915

NOTE 5 - TRANSACTIONS WITH RELATED PARTY:

Certain expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services.

NOTE 6 - INCOME TAX STATUS:

The Internal Revenue Service issued a letter of determination dated March 20, 1989 stating the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and is, therefore, exempt from federal income taxation under section 501(a) of the Code. Participants are not subject to federal income tax until amounts are distributed to them.

NOTE 7 - STATEMENTS OF NET ASSETS:

The statements of net assets available for plan benefits by fund as of December 31, 1993 and December 30, 1993, are as follows:

                             NALCO CHEMICAL COMPANY

                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                            AS OF DECEMBER 31, 1993




                                   Nalco          U.S. Govt        Stable          Bond                       Growth &       Equity
                                   Stock          Money Mkt        Capital        Index        Balanced        Income         Index
                                   Fund             Fund            Fund           Fund          Fund           Fund          Fund
                                   ----             ----            ----           ----          ----           ----          ----
Investments, at fair value:
  Nalco Chemical Company
    common stock                $141,214,238
  Mutual funds                                     $918,846                                   $6,664,695   $27,520,162
  Group annuity contract
   deposits at contract value                                  $76,469,443
  Bank commingled mutual funds                                                $2,527,128                                $3,500,754
  Collective short-term
   investment fund                 1,750,687                    18,442,733
                                ------------       --------    -----------    ----------      ----------   -----------  ----------
                                 142,964,925        918,846     94,912,176     2,527,128       6,664,695    27,520,162   3,500,754
Loans receivable from
 participants
Due from Nalco Chemical
 Company Employee Stock
 Ownership Plan                       25,425
Accrued income receivable              4,948          1,867         47,674
                                ------------       --------    -----------    ----------      ----------   -----------  ----------
    Net assets available
    for plan benefits           $142,995,298       $920,713    $94,959,850    $2,527,128      $6,664,695   $27,520,162  $3,500,754
                                ============       ========    ===========    ==========      ==========   ===========  ==========
                                       Loan                Sub               Clearing
                                      Account             Total              Accounts              Total
                                      -------             -----              --------              -----
Investments, at fair value:
  Nalco Chemical Company
    common stock                                       $141,214,238                              $141,214,238
  Mutual funds                                           35,103,703                                35,103,703
  Group annuity contract
   deposits at contract value                            76,469,443                                76,469,443
  Bank commingled mutual funds                            6,027,882                                 6,027,882
  Collective short-term
   investment fund                                       20,193,420          $291,495              20,484,915
                                  -------------        ------------          --------            ------------
                                                        279,008,686           291,495             279,300,181
Loans receivable from
 participants                     $   4,031,790           4,031,790                                 4,031,790
Due from Nalco Chemical
 Company Employee Stock
 Ownership Plan                                              25,425                                    25,425
Accrued income receivable                                    54,489               664                  55,153
                                  -------------        ------------          --------            ------------
        Net assets available
        for plan benefits         $   4,031,790        $283,120,390          $292,159            $283,412,549
                                  =============        ============          ========            ============

                             NALCO CHEMICAL COMPANY

                PROFIT SHARING, INVESTMENT AND PAY DEFERRAL PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                            AS OF DECEMBER 30, 1993




                                Nalco     U.S. Govt    Stable         Bond                 Growth &      Equity
                                Stock     Money Mkt    Capital       Index      Balanced    Income       Index         Loan
                                Fund       Fund         Fund          Fund        Fund       Fund         Fund        Account
                                ----       ----         ----          ----        ----       ----         ----        -------
Investments, at fair value:
Nalco Chemical Company
    common stock             $138,860,667
  Mutual funds                              $918,636                            $6,669,020  $27,308,466
Group annuity contract
 deposits at contract value                           $75,994,069
Bank commingled mutual funds                                        $2,539,134                          $3,518,099
Collective short-term
     investment fund            1,987,527              18,376,386
                             ------------   --------  -----------    ---------- ----------  ----------- ----------   -----------
                              140,848,194    918,636   94,370,455    2,539,134   6,669,020   27,308,466  3,518,099
Loans receivable from
 participants                                                                                                        $4,002,790
Due from Nalco Chemical
 Company Employee Stock
 Ownership Plan                    25,001
Accrued income receivable           4,797      1,809      504,591
                              -----------   --------  -----------   ----------  ----------  ----------- ----------   ----------
      Net assets available
      for plan benefits      $140,877,992   $920,445  $94,875,046   $2,539,134  $6,669,020  $27,308,466 $3,518,099   $4,002,790
                             ============   ========  ===========   ==========  ==========  =========== ==========   ==========


                                    Sub     Clearing
                                   Total    Accounts      Total
                                   -----    --------      -----
Investments, at fair value:
Nalco Chemical Company
     common stock             $138,860,667            $138,860,667
  Mutual funds                  34,896,122              34,896,122
Group annuity contract
 deposits at contract value     75,994,069              75,994,069
Bank commingled mutual funds     6,057,233               6,057,233
Collective short-term
     investment fund            20,363,913  $257,634    20,621,547
                               -----------  --------   -----------

                               276,172,004   257,634   276,429,638
Loans receivable from
 participants                    4,002,790               4,002,790
Due from Nalco Chemical
 Company Employee Stock
 Ownership Plan                     25,001                  25,001
Accrued income receivable          511,197                 511,197
                                   -------  --------       -------
      Net assets available
      for plan benefits       $280,710,992  $257,634  $280,968,626
                              ============  ========  ============

NOTE 8 - STATEMENTS OF CHANGES IN NET ASSETS:

The statements of changes in net assets available for benefits by fund for the one day ended December 31, 1993 and the year ended December 30, 1993, respectively, are as follows:

                             NALCO CHEMICAL COMPANY

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                               DECEMBER 31, 1993

                                Nalco     U.S. Govt       Stable         Bond                    Growth &       Equity
                                Stock       Money        Capital        Index        Balanced     Income         Index
                                 Fund       Market         Fund          Fund          Fund        Fund          Fund
                                 ----       ------         ----          ----          ----        ----          ----
Sources of net assets:
  Contributions by
    employees                 $  1,328   $    209     $  14,023    $      447   $      578     $     3,829    $    1,000
  Dividend income                                                                                  215,562
  Interest income                  151         59        18,458
  Net transfers
    authorized
    by participants           (238,168)                  83,824       (10,042)      11,003         153,383
  Net realized/unrealized
    appreciation
    (depreciation) of
    investments              2,353,995                                 (2,411)     (15,906)       (158,078)      (18,345)
                           -----------   --------   -----------    ----------   ----------     -----------    ----------
      Total sources of net
        assets               2,117,306        268       116,305       (12,006)      (4,325)        214,696       (17,345)
Applications of net
 assets:
  Withdrawals by
   participants                                          31,501                                      3,000
                          ------------   --------   -----------    ----------   ----------     -----------    ----------
Increase (decrease)
 in net assets
 available for plan
 benefits                    2,117,306        268        84,804       (12,006)      (4,325)        211,696       (17,345)
Net assets available for
 plan benefits at
 beginning of period       140,877,992    920,445    94,875,046     2,539,134    6,669,020      27,308,466     3,518,099
                          ------------   --------   -----------    ----------   ----------     -----------    ----------
Net assets available for
 plan benefits at
 end of period            $142,995,298   $920,713   $94,959,850    $2,527,128   $6,664,695     $27,520,162    $3,500,754
                          ============   ========   ===========    ==========   ==========     ===========    ==========
                                      Loan            Sub-          Clearing
                                     Account         Total          Accounts            Total
                                     -------         -----          --------            -----
Sources of net assets:
  Contributions by
    employees                       $     -      $   21,414         $   -             $   21,414
  Dividend income                                   215,562                              215,562
  Interest income                                    18,668            25                 18,693
  Net transfers authorized
    by participants                                       -                                    -
  Net realized/unrealized
    appreciation
    (depreciation) of
    investments                                   2,159,255                            2,159,255
                                    ------       ----------      --------             ----------
      Total sources of net
        assets                                    2,414,899            25              2,414,924
Applications of net
 assets:
  Withdrawals by
   participants                    (29,000)           5,501       (34,500)               (28,999)
                                    ------       ----------      --------             ----------
Increase (decrease)
 in net assets
 available for plan
 benefits                           29,000        2,409,398        34,525              2,443,923
Net assets available for
 plan benefits at
 beginning of period             4,002,790      280,710,992       257,634            280,968,626
                                ----------     ------------      --------           ------------
Net assets available for
 plan benefits at
 end of period                  $4,031,790     $283,120,390      $292,159           $283,412,549
                                ==========     ============      ========           ============

                             NALCO CHEMICAL COMPANY

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                               DECEMBER 30, 1993



                                   Nalco         Equity     U.S. Govt    Stable        Bond                    Growth &
                                   Stock         Income       Money      Capital       Index      Balanced      Income
                                   Fund           Fund        Market      Fund         Fund         Fund         Fund
                                   ----           ----        ------      ----         ----         ----         ----
Sources of net assets:
  Contributions by
   employees                 $  1,142,433    $      -       $112,906   $ 6,985,405  $  106,929   $  310,094  $ 2,056,640
  Dividend income               3,498,240         93,085                                            108,071       95,996
  Interest income                  90,826            797      10,910     7,003,680
  Transfers from Nalco
   Chemical Company
   Employee Stock Ownership
    Plan                          261,788
  Net transfers authorized
   by participants             (8,342,487)   (11,137,431)    890,113   (17,442,513)  2,427,049    6,321,759   24,557,675
  Net realized/unrealized
   appreciation
   (depreciation) of
   investments                  5,563,851      1,011,386                   310,815      29,001       81,709    1,632,513
                            -------------     ----------   ---------       --------    -------   ----------  -----------
   Total sources of net
    assets                      2,214,651    (10,032,163)  1,013,929    (3,142,613)  2,562,979    6,821,633   28,342,824
Applications of net
 assets:
  Withdrawals by
   participants                 7,700,855        157,761      93,484    10,203,054      23,845      152,613    1,034,358
                           --------------      ---------    --------   -----------   ---------    ---------   ----------
Increase (decrease)
 in net assets
 available for plan
 benefits                      (5,486,204)   (10,189,924)    920,445   (13,345,667)  2,539,134    6,669,020   27,308,466

Net assets available for
 plan benefits at
 beginning of year            146,364,196     10,189,924               108,220,713
                             ------------    ------------   --------   -----------    ---------  ----------  -----------

Net assets available for
 plan benefits at
 end of year                 $140,877,992     $      -      $920,445   $94,875,046  $2,539,134   $6,669,020  $27,308,466
                             ============     ============  ========  ============  ==========   ==========  ===========



                                     Equity
                                     Index        Loan             Sub-         Clearing
                                     Fund        Account          Total         Accounts      Total
                                     ----        -------      ------------     ---------   -------------
Sources of net assets:
  Contributions by
   employees                      $  306,305    $     -         $ 11,020,712    $ -         $ 11,020,712
  Dividend income                                                  3,795,392                   3,795,392
  Interest income                                    90,978        7,197,191         3,792     7,200,983
  Transfers from Nalco
   Chemical Company
   Employee Stock Ownership
    Plan                                                             261,788                     261,788
  Net transfers authorized
   by participants                 3,250,364       (524,529)            -                            -
  Net realized/unrealized
   appreciation
   (depreciation) of
   investments                       146,836                       8,776,111                   8,776,111
                                    --------     -----------       ---------       -------    ----------
   Total sources of net
    assets                         3,703,505       (433,551)      31,051,194         3,792    31,054,986
Applications of net
 assets:
  Withdrawals by
   participants                      185,406     (4,436,341)      15,115,035      (253,842)   14,861,193
                                    --------    -----------       ----------      --------     ----------
Increase (decrease)
 in net assets
 available for plan
 benefits                          3,518,099      4,002,790       15,936,159       257,634    16,193,793

Net assets available for
 plan benefits at
 beginning of year                                               264,774,833                 264,774,833
                                  ----------     ----------    -------------      --------   -----------

Net assets available for
 plan benefits at
 end of year                      $3,518,099     $4,002,790     $280,710,992      $257,634  $280,968,626
                                  ==========     ==========     ============      ========= ============

                                                                      SCHEDULE I

                     NALCO CHEMICAL COMPANY PROFIT SHARING
                        INVESTMENT AND PAY DEFERRAL PLAN

                           ASSETS HELD FOR INVESTMENT

                            AS OF DECEMBER 31, 1993



                                                                                                          Fair or
                                                                                                         Contract
Identity of Issuer                           Description of Investment                   Cost              Value
- - - - - ------------------                           -------------------------                   ----              -----
Nalco Chemical Company                     3,766,391 shares of common stock          $ 53,878,891      $141,214,238

John Hancock Mutual Life Insurance
 Company                                   Group annuity contract deposit              25,726,368        25,726,368

The Prudential Asset Management Group      Group annuity contract deposit              17,393,441        17,393,441

State Mutual Life Assurance Company        Group annuity contract deposit              13,154,505        13,154,505

Fidelity Investments
  Hartford                                 Group annuity contract deposit              10,092,262        10,092,262
  Life of Georgia                          Group annuity contract deposit               5,047,091         5,047,091
  Sun Life America                         Group annuity contract deposit               5,055,776         5,055,776

American                                   American Balanced Fund -
                                            530,206 shares                              6,826,613         6,664,695

Dreyfus                                    U.S. Government Money Market Fund              918,846           918,846

Neuberger & Berman                         Guardian Fund 1,479,578 shares              26,632,744        27,520,162

Wells Fargo                                Wells Fargo Equity Index Fund
                                            305,742 shares                              3,380,002         3,500,754
                                           Wells Fargo Bond Index Fund
                                            241,138 shares                              2,507,011         2,527,128

The Northern Trust Company                 Collective short-term investment fund       20,484,915        20,484,915
                                                                                     ------------      ------------

                                                                                     $191,098,465      $279,300,181
                                                                                     ============      ============

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-8 (Number 2-97131) of our report dated January 25, 1994, except Note 17, which is as of February 3, 1994, which appears on page 16 of the 1993 Annual Report to Shareholders of Nalco Chemical Company, which is incorporated by reference in Nalco Chemical Company's Annual Report on Form 10-K for the year ended December 31, 1993. We also consent to the incorporation by reference of our report on the Financial Statement Schedules, which appears on page 9 of such Annual Report on Form 10-K. We also consent to the incorporation by reference in the Registration Statement of our report dated March 21, 1994 appearing on pages 2 of the Annual Report of the Nalco Chemical Company Profit Sharing, Investment and Pay Deferral Plan on Form 11-K for the one day ended December 31, 1993.





Price Waterhouse


Chicago, Illinois
June 24, 1994